UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2023

Power & Digital Infrastructure Acquisition II Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-441151	86-2962208
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

321 North Clark Street, Suite 2440

Chicago, IL 60654

(Address of principal executive offices)

(312) 262-5642

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	XPDBU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	XPDB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	XPDBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On December 14, 2023, Power & Digital Infrastructure Acquisition II Corp. (the “Company”) and Continental Stock Transfer & Trust Company (“CST”) entered into Amendment No. 1 to Investment Management Trust Agreement, dated December 9, 2021, by and between the Company and CST (the “Trust Amendment”), to allow CST, upon written instruction of the Company, to (i) hold the funds in the Company’s trust account uninvested, (ii) hold the funds in an interest-bearing bank demand deposit account or (iii) invest and reinvest the funds in solely United States government securities having a maturity of 185 days or less, or in money market funds that invest only in direct U.S. government treasury obligations.

The foregoing summary of the Trust Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Trust Amendment filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 8.01 Other Events

On December 12, 2023, pursuant to Paragraph TWENTY FOURTH of the Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) of the Company, the Company’s board of directors approved an extension of the Deadline Date (as defined in the Amended and Restated Certificate of Incorporation) from December 14, 2023 to January 14, 2024.

On December 14, 2023 the Company instructed CST to hold the funds in the Company’s trust account in a segregated, interest-bearing bank demand deposit account. Such deposit account carries a variable rate, and the Company cannot assure you that the initial rate will not decrease or increase significantly.

Exhibit Number	Description

10.1	Amendment No. 1 to Investment Management Trust Agreement, dated as of December 14, 2023, between Power & Digital Infrastructure Acquisition II Corp. and Continental Stock Transfer & Company.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2023	POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

	By:	/s/ Patrick C. Eilers
	Name:	Patrick C. Eilers
	Title:	Chief Executive Officer

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